UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND

SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 1-13300

A)	Full title of the plan and the address of the plan, if different from that of the issuer named below:

HIBERNIA CORPORATION RETIREMENT SECURITY PLAN

313 CARONDELET STREET

NEW ORLEANS, LA 70130

B)	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CAPITAL ONE FINANCIAL CORPORATION

1680 CAPITAL ONE DRIVE

MCLEAN, VA 22102

Financial Statements and Exhibits

(a) Financial Statements

Filed as a part of this report on Form 11-K are the audited financial statements of the Hibernia Corporation Retirement Security Plan as of and for the years ended December 31, 2005 and 2004.

(b) Exhibits

Exhibit 23	Consent of Independent Registered Public Accounting Firm

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HIBERNIA CORPORATION RETIREMENT SECURITY PLAN

(Name of Plan)

By:	/s/ Gary L. Perlin
Name:	Gary L. Perlin on behalf of the Benefits Committee as Plan Administrator

Dated: June 28, 2006

Hibernia Corporation

Retirement Security Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2005 and 2004

With Report of Independent Registered Public Accounting Firm

Hibernia Corporation Retirement Security Plan

Index

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

The Employee Benefit Plans Committee

Hibernia Corporation Retirement Security Plan

We have audited the accompanying statements of net assets available for benefits of the Hibernia Corporation Retirement Security Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

June 28, 2006

Hibernia Corporation Retirement Security Plan

Statements of Net Assets Available for Benefits

	December 31
	2005	2004
	($ in thousands)
Assets
Investments, at fair value:
Common stock	$47,216	$114,450
Mutual funds	219,165	127,859
Loans to participants	7,546	8,109

Total investments	273,927	250,418

Cash	678	749
Dividends and interest receivable	290	316
Due from Hibernia National Bank	872	135
Due from brokers, net	42	6

Net Assets Available for Benefits	$275,809	$251,624

See notes to financial statements.

Hibernia Corporation Retirement Security Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2005	2004
	($ in thousands)
Additions
Net appreciation in fair value of common stock	$8,151	$23,163
Net appreciation in fair value of mutual funds	7,357	7,626
Interest and dividend income	5,704	4,829
Contributions:
Participants	14,850	12,854
Employer	10,426	9,285
Rollovers from other qualified plans	244	745
Transfer from a merged plan of an acquired entity	—	10,822

	46,732	69,324
Deductions
Distributions to participants	22,547	21,504

	22,547	21,504
Net Increase	24,185	47,820
Net assets available for benefits at beginning of year	251,624	203,804

Net Assets Available for Benefits at End of Year	$275,809	$251,624

See notes to financial statements.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

December 31, 2005

Note 1 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description.

The Hibernia Corporation Retirement Security Plan (the Plan) is a contributory, defined contribution plan conforming to the requirements of section 401(k) of the Internal Revenue Code (Code) and has been amended and restated in order to comply with the provisions of, among other legislation, the Small Business Job Protection Act of 1996, the General Agreement on Tariffs and Trade, The Taxpayer Relief Act of 1997, and the Internal Revenue Code Restructuring Reform Act of 1998. Hibernia Corporation, the original Plan Sponsor, was acquired by Capital One Financial Corporation (Capital One) on November 16, 2005 with Capital One continuing as the surviving corporation and current Plan Sponsor (See Note 6). The Plan is administered and maintained jointly by the Plan Administrator, which is the Employee Benefit Plans Committee (the Committee), and the Trust Department of Hibernia National Bank (the Trustee). The Committee believes that the Plan is designed to comply with all requirements of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan’s assets are maintained and administered by the Trustee under a trust agreement, which places certain investment responsibilities with the Trustee.

Employees are eligible to participate in the Plan on the first day of the quarter following the completion of one year of service. Participants can choose to contribute up to 25% of their compensation to the Plan (subject to certain Internal Revenue Service limitations), a portion of which is matched, if applicable. All employees who become eligible to participate in the Plan are deemed to have elected a contribution equal to 3% of their compensation in the event that no deferral election form is returned. The determination as to whether employer matching contributions are made is at the sole discretion of the Board of Directors of the Plan’s Sponsor. The employer match is a percentage of pre-tax employee contributions, which is determined in advance by the Board of Directors on or before the last day of the preceding Plan year. The Plan’s Sponsor matched employee contributions up to a maximum of 5% of their compensation contributed for 2005 and 2004.

The employer’s contributions are invested in common stock of the Plan’s Sponsor. Participants may elect to transfer existing balances or employer contributions received to any of the Plan’s investment options on a daily basis. Amounts allocated to the common stock fund of the Plan’s Sponsor are considered to constitute a stock bonus plan that is designated as an employee stock ownership plan within the meaning of Code Section 4975(e)(7).

The Plan is designated a Safe Harbor Plan. As a result of this designation, participants are immediately fully vested in both their own contributions as well as the employer’s matching contributions.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 1 - Description of the Plan - Continued

The employee benefits plan of Coastal Bancorp, Inc., an entity purchased by the Plan Sponsor during 2004, was merged into the Plan. Fully vested plan assets of $10,822,000 were transferred from the former plan. Service with the former entity applies toward plan eligibility.

A separate account is established for each participant. The participant accounts share in the earnings (losses) of the various investment funds based upon the participant’s pro-rata interest in the respective funds.

Employees can contribute rollover distributions from other qualified plans, at the discretion of the Committee.

The Plan allows for mandatory distribution to participants who have terminated their employment with account balances less than $1,000 ($5,000 prior to March 28, 2005). Participants with account balances greater than $1,000 ($5,000 prior to March 28, 2005) can designate the terms of their distribution, subject to the provisions of the Plan. Participants are allowed other withdrawals, such as various in-service distributions, hardship withdrawals, and death benefits, from their account subject to certain restrictions.

Plan participants may, subject to certain conditions, borrow from their Plan accounts with the approval of the Committee. The minimum loan is $1,000, and the maximum is the lesser of $50,000 or an amount based on certain balances in the participant’s account. A maximum of two loans may be outstanding for a participant at any one time; however, the second loan cannot be funded within 12 months of the funding of the first loan. The term of the loan may not exceed 5 years (10 years for loans used to acquire, construct, or reconstruct a participant’s principal place of residence). Loans to participants carry a fixed interest rate set at the time of origination and are secured by the balances in the participants’ accounts. The interest rate is determined based on a market rate in the month preceding the beginning of each quarter for loans originated during that quarter. The interest rate charged averaged 8.25% and 6.63% on participant loans originated during each of the years ended December 31, 2005 and 2004, respectively.

Dividends received on the Plan Sponsor’s common stock can be either distributed in cash or reinvested based upon an annual election by the participant.

The Plan may be modified, amended or terminated at any time by action of the Plan Sponsor’s Board of Directors, subject to the provisions of ERISA. If the Plan is terminated, the balance of each participant account shall be distributed in cash or kind.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 2 - Significant Accounting Policies

Basis of Accounting: The financial statements of the Hibernia Corporation Retirement Security Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedule. Actual results could differ from those estimates.

Risks and Uncertainties: The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

Investments: Participants have several mutual fund investment options. Plan funds are invested in certain Hibernia Mutual Funds (Hibernia Funds). The Hibernia Funds are managed by a Board of Trustees composed of employees of Hibernia National Bank, a subsidiary of the Plan’s Sponsor. Investment decisions for the Hibernia Funds are made by Hibernia National Bank, the Hibernia Funds’ investment adviser, subject to direction by the Board of Trustees. The Hibernia Funds selected as investment options for the Plan include the Hibernia Cash Reserve Fund, the Hibernia Total Return Bond Fund, the Hibernia Capital Appreciation Fund, the Hibernia Mid Cap Equity Fund, and the Hibernia U.S. Government Income Fund. Plan funds are also invested in certain Federated Investors, Inc. Mutual Funds, which include the Federated Conservative Allocation Fund IS, the Federated Moderate Allocation Fund IS, the Federated Growth Allocation Fund IS, the Federated International Equity Fund A, the Federated Stock Trust, the Federated Kaufmann Fund A, the Federated Bond Fund A and the Federated Total Return Bond Fund SS. Additional mutual fund options are the Janus Balanced Fund and the AllianceBernstein Technology Fund A. Investments in all mutual funds are stated at fair value determined by quoted market prices, which represent the net asset values of shares held by the Plan at year end.

The investment in the Plan Sponsor’s common stock is stated at fair value based upon the stock’s year-end closing price as quoted by the New York Stock Exchange.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 2 - Significant Accounting Policies - Continued

Loans to participants are stated at outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. The bases of common stock and mutual fund units sold are computed using the average historical cost method. Gains and losses, both realized and unrealized, are reflected in the Statements of Changes in Net Assets Available for Benefits.

Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Distributions to Participants: Distributions to participants due to withdrawals, terminations, death and disability are recorded as deductions from net assets available for benefits when paid.

Costs and Expenses: The Plan’s Sponsor, at its sole discretion, may pay the administrative expenses of the Plan, including legal, accounting and trustee fees and expenses. If such fees and expenses are not paid by the Plan’s Sponsor, they are paid out of Plan assets. For the years ended December 31, 2005 and 2004, the Plan’s Sponsor paid all administrative expenses of the Plan.

Note 3 - Investments

The following table presents the fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2005 and 2004:

2005
Hibernia Cash Reserve Fund	$85,194,058
Capital One Financial Corporation Common Stock	$47,216,132
Hibernia Capital Appreciation Fund	$39,942,587
Hibernia Mid Cap Equity Fund	$25,545,041
Janus Balanced Fund	$19,804,392

2004
Hibernia Corporation Class A Common Stock	$114,450,473
Hibernia Capital Appreciation Fund	$36,921,948
Hibernia Cash Reserve Fund	$23,951,159
Hibernia Mid Cap Equity Fund	$15,505,766
Janus Balanced Fund	$14,059,157

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 4 - Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated February 26, 2003, stating that the Plan is qualified under Section 401(a) of the Code. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note 5 - Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2005	2004
	($ in thousands)
Net assets available for benefits per the financial statements	$275,809	$251,624
Amounts allocated to withdrawn participants	(1,624)	(2,173)

Net assets available for benefits per the Form 5500	$274,185	$249,451

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500:

Year ended December 31, 2005
($ in thousands)
Distributions to participants per the financial statements	$22,547
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	1,624
Less: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2004	(2,173)

Distributions to participants per the Form 5500	$21,998

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 6 - Merger

On November 16, 2005, Hibernia Corporation, the original Plan Sponsor, was acquired by Capital One Financial Corporation (Capital One) with Capital One continuing as the surviving corporation. Capital One, headquartered in McLean, Virginia, is a financial holding company whose principal subsidiaries offer credit card products, consumer and commercial lending and consumer deposit products and automobile and other motor vehicle financing products. Upon acquisition, Capital One became the Plan Sponsor.

Each holder of Hibernia common stock, including Plan participants, had the right to vote on the Merger Agreement at a special meeting of Hibernia shareholders called for that purpose. Each holder of Hibernia common stock, including Plan participants, also had the right to elect to receive for each share of Hibernia common stock allocated to his or her account, cash or Capital One’s common stock, subject to adjustment as described in the Merger Agreement dated September 6, 2005.

In 2005, the Employee Benefits Plans Committee amended the Plan to describe more completely the voting procedures that applied to the shares (including the right to elect the form of consideration to be credited to the participant’s account in connection with the merger), to provide for the appointment of an independent fiduciary to administer the voting procedures under certain circumstances and to permit the delegation of authority to an independent fiduciary.

The Employee Benefits Plans Committee also engaged an independent fiduciary, Independent Fiduciary Services, Inc., to, among other things, administer the voting process for the Plan shares to vote on the Merger Agreement and administer the process for the Plan shares to elect the form of merger consideration to be paid to the participant’s account.

Upon legal merger, participants electing cash received $58,609,000 for 1,924,125 shares of Hibernia Corporation Class A Common Stock, or $30.46 per common share. Participants electing stock received $8,854,000 in cash and converted 1,436,746 shares of Hibernia Corporation Class A Common Stock to 434,584 shares of Capital One Financial Corporation Common Stock. The cash received was invested in the Hibernia Cash Reserve fund and was available for transfer by Plan participants to any of the Plan’s investment options.

Hibernia Corporation Retirement Security Plan

Notes to Financial Statements

Note 7 - Subsequent Events

Recent Federal legislation and regulatory guidance have eased the rules on Plan distributions and loans to participants impacted by Hurricanes Katrina, Rita and/or Wilma. Under these rules, participants may request qualified hurricane distributions, the aggregate amount of which may not exceed $100,000. Participants can delay paying income taxes on qualified hurricane distributions by requesting zero tax withholding and repaying the qualified hurricane distribution within three years to have the money treated as a tax-free rollover. The Plan is in process of being amended to reflect these rules.

Hibernia Corporation Retirement Security Plan

Schedule H - Line 4(i): Schedule of Assets (Held at End of Year)

Employer Identification Number: 72-0724532

Plan Number: 004

December 31, 2005

Identity of Issue, Borrower, Lessor or Similar Party		Description of Investment	Current Value
*	Capital One Financial Corp	546,483 shares of Common Stock	47,216,132

	Hibernia Mutual Funds:
*	Hibernia U.S. Government Income Fund	221,683 units of a mutual fund	2,196,875
*	Hibernia Total Return Bond Fund	697,838 units of a mutual fund	6,643,420
*	Hibernia Capital Appreciation Fund	2,157,892 units of a mutual fund	39,942,587
*	Hibernia Mid Cap Equity Fund	1,478,301 units of a mutual fund	25,545,041
*	Hibernia Cash Reserve Fund	85,194,058 units of a money market mutual fund	85,194,058

	Federated Investors Mutual Funds:
	Federated Bond Fund A	192,610 units of a mutual fund	1,700,747
	Federated Total Return Bond Fund SS	188,396 units of a mutual fund	1,987,576
	Federated International Equity Fund A	194,644 units of a mutual fund	3,727,431
	Federated Kaufmann Fund A	2,265,093 units of a mutual fund	12,684,521
	Federated Stock Trust	178,418 units of a mutual fund	5,575,566
	Federated Conservative Allocation Fund IS	186,943 units of a mutual fund	2,063,852
	Federated Growth Allocation Fund IS	337,107 units of a mutual fund	4,345,310
	Federated Moderate Allocation Fund IS	335,774 units of a mutual fund	4,093,090

	Janus Balanced Fund	880,978 units of a mutual fund	19,804,392

	AllianceBernstein Technology Fund A	61,174 units of a mutual fund	3,660,644

*	Loans to participants	Maturities to December 15, 2014, at interest rates ranging from 5.75% to 11.75%, payments are made primarily through payroll deductions, loans are collateralized by participant’s account balance.	7,546,061

			$273,927,303

*	Indicates a party-in-interest to the Plan.

Note - This schedule is provided to comply with Form 5500.